UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 6)*

                        STANDARD BRANDS PAINT COMPANY
                              (Name of Issuer)

                                COMMON STOCK
                       (Title of Class of Securities)

                                 853156 10 7
                               (CUSIP Number)

                               SUSAN L. HARRIS
            VICE PRESIDENT, GENERAL COUNSEL - CORPORATE AFFAIRS
                                 & SECRETARY
          1 SUNAMERICA CENTER, LOS ANGELES, CA 90067 (310) 772-6000
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               MAY 16, 1995
           (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13D

CUSIP No. 853156 10 7                           Page 2 of 7 pages

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      SunAmerica Inc. (86-0176061)

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF
      A GROUP*                            (a) / /
                                          (b) / /
      Not Applicable

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*
      Not Applicable

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)      / /
      Not Applicable

6.    CITIZENSHIP OR PLACE OR ORGANIZATION
      Maryland

                  7.    SOLE VOTING POWER
NUMBERS OF                 129,936

  SHARES          8.    SHARED VOTING POWER
                        None, unless Reporting Person is deemed to share
BENEFICIALLY            voting power on the shares described in Item 7
                        above with any other Reporting Persons herein
 OWNED BY               described by reason of affiliation.

   EACH           9.    SOLE DISPOSITIVE POWER
                           129,936
 REPORTING
                  10.   SHARED DISPOSITIVE POWER
  PERSON                None, unless Reporting Person is deemed to share
                        voting power on the shares described in Item 9
   WITH                 above with any other Reporting Persons herein
                        described by reason of affiliation.

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         129,936

12.   CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                     / /
      Not Applicable

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         .6%

14.   TYPE OF REPORTING PERSON*
      CO/HC

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND
                         THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D

CUSIP No. 853156 10 7                           Page 3 of 7 pages

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Anchor National Life Insurance Company (86-0198983), a subsidiary of Sun Life Insurance Company of America, which is described on page 4 hereof, which is a subsidiary of SunAmerica Inc.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF
      A GROUP*                            (a) / /
                                          (b) / /
      Not Applicable

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*
      Not Applicable

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)      / /
      Not Applicable

6.    CITIZENSHIP OR PLACE OR ORGANIZATION
      California

                  7.    SOLE VOTING POWER
NUMBERS OF                 131,486

  SHARES          8.    SHARED VOTING POWER
                        None, unless Reporting Person is deemed to share
BENEFICIALLY            voting power on the shares described in Item 7
                        above with any other Reporting Persons herein
 OWNED BY               described by reason of affiliation.

   EACH           9.    SOLE DISPOSITIVE POWER
                           131,486
 REPORTING
                  10.   SHARED DISPOSITIVE POWER
  PERSON                None, unless Reporting Person is deemed to share
                        voting power on the shares described in Item 9
   WITH                 above with any other Reporting Persons herein
                        described by reason of affiliation.

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


12.   CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                     / /
      Not Applicable

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         .6%

14.   TYPE OF REPORTING PERSON*
         CO;IC

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND
                         THE SIGNATURE ATTESTATION.
                                SCHEDULE 13D

CUSIP No. 853156 10 7                           Page 4 of 7 pages

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Sun Life Insurance Company of America, a subsidiary of
      SunAmerica Inc.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF
      A GROUP*                            (a) / /
                                          (b) / /
      Not Applicable

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*
      Not Applicable

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)      / /
      Not Applicable

6.    CITIZENSHIP OR PLACE OR ORGANIZATION
      Arizona

                  7.    SOLE VOTING POWER
NUMBERS OF                 131,422

  SHARES          8.    SHARED VOTING POWER
                        None, unless Reporting Person is deemed to share
BENEFICIALLY            voting power on the shares described in Item 7
                        above with any other Reporting Persons herein
 OWNED BY               described by reason of affiliation.

   EACH           9.    SOLE DISPOSITIVE POWER
                           131,422
 REPORTING
                  10.   SHARED DISPOSITIVE POWER
  PERSON                None, unless Reporting Person is deemed to share
                        voting power on the shares described in Item 9
   WITH                 above with any other Reporting Persons herein
                        described by reason of affiliation.

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         131,422

12.   CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                     / /
      Not Applicable

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         .6%

14.   TYPE OF REPORTING PERSON*
         CO;IC

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND
                         THE SIGNATURE ATTESTATION.


                                SCHEDULE 13D
CUSIP No. 853156 10 7                           Page 5 of 7 pages

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      SunAmerica Financial, Inc., a wholly owned subsidiary of SunAmerica Inc.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF
      A GROUP*                            (a) / /
                                          (b) / /
      Not Applicable

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*
      Not Applicable

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)      / /
      Not Applicable

6.    CITIZENSHIP OR PLACE OR ORGANIZATION
      Georgia

                  7.    SOLE VOTING POWER
NUMBERS OF              -0-

  SHARES          8.    SHARED VOTING POWER
                        None, unless Reporting Person is deemed to share
BENEFICIALLY            voting power on the shares described in Item 7
                        above with any other Reporting Persons herein
 OWNED BY               described by reason of affiliation.

   EACH           9.    SOLE DISPOSITIVE POWER
                        -0-
 REPORTING
                  10.   SHARED DISPOSITIVE POWER
  PERSON                None, unless Reporting Person is deemed to share
                        voting power on the shares described in Item 9
   WITH                 above with any other Reporting Persons herein
                        described by reason of affiliation.

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      Not Applicable

12.   CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                     / /
      Not Applicable

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Not Applicable

14.   TYPE OF REPORTING PERSON*
      CO

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND
                         THE SIGNATURE ATTESTATION.

                                          page 6 of 7 pages


                              SCHEDULE 13D
                            AMENDMENT NO. 6

   This Amendment No. 6 to Schedule 13D (this "Amendment") is filed on behalf of SunAmerica Inc. ("SAI"), Sun Life Insurance Company of America ("Sun Life of America"), which is a wholly owned subsidiary of SAI, Anchor National Life Insurance Company ("Anchor"), which is a wholly owned subsidiary of Sun Life of America, and SunAmerica Financial, Inc., which is an wholly owned subsidiary of SAI.

   The undersigned hereby amend Schedule 13D filed February 16, 1995, relating to Standard Brands Paint Company (the "Issuer") common stock, par value $.01 per share (the "Stock"), in the respects hereinafter set forth.
Unless otherwise indicated in this Amendment, capitalized terms used herein shall have the same meanings as used or defined in Registrant's prior filing on Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.
            Item 5 is hereby amended as follows:

   (a) SAI is the beneficial owner of 129,936 shares of Stock of the Issuer, or .6% of the amount reported by the Issuer as outstanding as of April 20, 1995, adjusted for the Restructuring (as defined below).

   Sun Life of America is the beneficial owner of 131,422 shares of Stock of the Issuer, or .6% of the amount reported by the Issuer as outstanding as of April 20, 1995, adjusted for the Restructuring. Anchor is the beneficial owner of 131,486 shares of Stock of the Issuer, or .6% of the amount reported by the Issuer as outstanding as of April 20, 1995, adjusted for the Restructuring.

   (b) Each Reporting Person named above has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of all the Stock owned by it, unless it is deemed to share voting power or dispositive power with any other Reporting Person by reason of its affiliation as described herein.

   (c) On May 16, 1995, the Issuer effected a financial restructuring (the "Restructuring"). Pursuant to the Restructuring,

      (i) The Issuer amended its Restated Certificate of Incorporation to effect a 1-for-10 reverse stock split pursuant to which each 10 shares of Issuer Stock were combined into one share of Stock. As a result, SAI's holdings of 1,299,363 shares of Stock were combined into 129,936 shares and Anchor's holdings of 637 shares of Stock were combined into 64 shares.

      (ii) The Issuer exchanged certain outstanding indebtedness, including amounts owed to Sun Life of America and Anchor for Stock and Preferred Stock. As a result, Sun Life of America and Anchor, each became the beneficial owner of 131,422 shares of Stock, at a price of $.89 per share.

      (iii)  The Issuer issued an additional 18,392,008 shares of Stock.

The effect of the Restructuring was to dilute the holdings of the Reporting Persons to less then five percent of the Stock of the Issuer.

   (e) The Reporting Persons, individually and collectively, ceased to be the beneficial owner of more than five percent of the Stock of the Issuer on May 16, 1995.

                                                     page 7 of 7 pages

                                  SIGNATURE


            After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement on
Schedule 13D is true, complete and correct.

   May 26, 1995
                                    SUNAMERICA INC.


                                    /s/ Jay S. Wintrob
                                    -----------------------------
                                    Jay S. Wintrob
                                    Executive Vice President


                                    SUN LIFE INSURANCE COMPANY
                                    OF AMERICA


                                    /s/ Jay S. Wintrob
                                    -----------------------------
                                    Jay S. Wintrob
                                    Executive Vice President


                                    ANCHOR NATIONAL LIFE
                                    INSURANCE COMPANY


                                    /s/ Jay S. Wintrob
                                    -----------------------------
                                    Jay S. Wintrob
                                    Executive Vice President


                                    SUNAMERICA FINANCIAL, INC.


                                    /s/ Scott L. Robinson
                                    -----------------------------
                                    Scott L. Robinson
                                    Treasurer